26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301	Christian O. Nagler To Call Writer Directly +1 212 446 4660
www.kirkland.com	christian.nagler@kirkland.com

December 1, 2021

CONFIDENTIAL

Ms. Nasreen Mohammed

Mr. Rufus Decker

Mr. Scott Anderegg

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AP Acquisition Corp

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted November 8, 2021

CIK No. 0001862993

Dear Ms. Nasreen Mohammed, Mr. Rufus Decker, Mr. Scott Anderegg, Ms. Mara Ransom:

On behalf of our client, AP Acquisition Corp, a blank check company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 30, 2021 on the Company’s amendment No. 1 to draft registration statement on Form S-1 confidentially submitted on November 8, 2021 relating to a proposed initial public offering of the Company’s securities (the “Amendment No. 1 to Draft Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form S-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement, marked to show changes to the Amendment No. 1 to Draft Registration Statement, and two courtesy copies of the submitted exhibits. The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Registration Statement.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Chui Hao Farn3 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | David G. Harrington7 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang3 | Li Chien Wong | Liyong Xing3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal5 | Joseph R. Casey9 | Michelle Cheh6 | Yuxin Chen3 | Daniel Dusek3 | James A. Hill5 | Ju Huang3 | Ding Jin3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Wei Yang Lim5 | Bo Peng8 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance
Office of Trade & Services	CONFIDENTIAL
December 1, 2021
Page 2

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 8, 2021

We intend to account for our warrants as equity. ..., page 62

1.	We note your risk factor that currently your warrants are "intended" to be accounted for as equity, but could be classified as liabilities if it is later determined that they should have been classified as such. We further note your disclosure that if it is later determined that your warrants should have been classified as a liability, you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58 of the Registration Statement.

Capitalization, page 90

2.	You modified the terms of your warrant agreements and intend to account for your warrants as equity. Please provide us your analysis of the modified terms in the warrant agreements which support equity accounting per ASC 815-40. Also, provide us with the amended warrant agreements and reference the applicable sections in your response.

Response: In response to the Staff’s comment, the Company respectfully submits the analysis of the modified terms in the warrant agreements which support equity accounting per ASC 815-40 as follows:

According to section 2.6 of the warrant agreement, the Private Placement Warrants will be issued in the same form as the Public Warrants; provided that the Private Placement Warrants may be exercised on a cashless basis in accordance with Section 3.3.1(d) and the Private Placement Warrants are not redeemable pursuant to Section 6.1.

Therefore, the following analysis was applied to both Private Placement Warrants and Public Warrants (collectively, Warrants”), except for features noted above. The Company applied ASC 815-40 as follows, noting the following provisions in the Warrant Agreement which provide for adjustments to the settlement amounts of the Warrants. The analysis of these terms is interpreted with reference to both Step 1 and Step 2 of the indexation guidance, as well as the requirements for equity classification under ASC 815-40.

Division of Corporation Finance
Office of Trade & Services	CONFIDENTIAL
December 1, 2021
Page 3

Provision	Analysis of Warrants
3.1. Warrant Price This provides for the Company, at its sole discretion to lower the warrant exercise price provided that the Company provides at least 20 days’ written advance notice.	This provision allows the Company to lower the exercise price, such decision is solely at the discretion of the Company, therefore, is considered within the entity’s control and does not preclude the Warrants from being considered indexed to the entity’s own share as the Company can choose not to exercise its right.

Share dividends (4.1)

This provision provides for an increase of the number of Class A ordinary shares issuable on exercise of each Warrant in proportion to an increase in the number of issued and outstanding Class A ordinary shares as a result of share capitalization, sub-division or similar events.

Aggregation of Shares (4.2)

This provision provides for a decrease of the number of Class A ordinary shares issuable on exercise of each Warrant in proportion to a decrease in the number of issued and outstanding Class A ordinary shares as a result of consolidation, combination, reclassification of Class A ordinary shares or other similar events.

Extraordinary Dividends (4.3)

This provision provides for a decrease of the exercise price of the Warrants as a result of Extraordinary Dividends paid to all or substantially all of the holders of Class A ordinary shares.

Adjustments in Exercise Price (4.4)

Whenever the number of Class A ordinary shares purchasable upon the exercise of the Warrants is adjusted, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Ordinary shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary shares so purchasable immediately thereafter.

These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815-40-15-7G and the example in 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.

Standard pricing models(e.g. Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur, (ii) stock prices changes will be continual. ASC 815-40-15-7G permits adjustments to the settlements terms that neutralize the effects of events that invalidate the implicit assumptions.

Aggregation of shares (4.2) and Extraordinary dividends (4.3) are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option-pricing model . The adjustment to exercise price specified section 4.4 will neutralize the effect of event 4.1,4.2 and 4.3 by applying the same ratio of the change in exercisable share to the exercise price. Hence the holders maintain the same intrinsic value both before and after the dilutive events.

These provisions do not preclude the Public Warrants from being considered indexed to the entity’s own share as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for-fixed” option pricing.

Division of Corporation Finance
Office of Trade & Services	CONFIDENTIAL
December 1, 2021
Page 4

Replacement of Securities upon Reorganization, etc. (4.5)

This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of the Company, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of Class A ordinary shares in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.

This provision does not alter the settlement amount; the fair value of the consideration received is the same as would have been received had the holder of the Warrants exercised the Warrants for Class A ordinary shares and participated in the transaction. Therefore, this provision is not evaluated in Step 2 of the indexation guidance. Instead, this provision provides for a potential scenario whereby the Company would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the Warrant been exercised for stock.

Redemption (6.1)

This provision provides the Company with an option to redeem the Public Warrants for $0.01 per Warrant at any time during the Exercise Period if the share price exceeds $18.00 per share with 30 days’ notice to the holder.

The Company considers the $0.01 redemption price to be non-substantive because it is redeemable only when the stock price exceeds $18.00. The Company believes a reasonable investor would exercise within the 30 days’ notice period as the intrinsic value of the warrants will be significantly more than $0.01 redemption prices during that period. Therefore, the redemption event will effectively accelerate the exercise of the warrants and is an exercise contingency under Step 1 of the indexation rule. The contingency is based on the Company’s stock exceed $18 which is the market for the Company’s stock and therefore not precludes equity classification.

Once the redemption option is exercised, there is no further adjustment to the settlement amount. Hence, Step 2 is met.

The provision does not preclude the Public Warrants from being considered indexed to the entity’s own share.

Division of Corporation Finance
Office of Trade & Services	CONFIDENTIAL
December 1, 2021
Page 5

Cashless Exercise in the Event of Redemption (3.3.1(b))

This provision provides the Company with an option to force cashless exercise upon the occurrence of a redemption event. The holders are required to surrender

The cashless exercise option is only exercisable when the stock price exceeds $18 and is at the option of the company. The Company considers this as an exercise contingency based on the market for the Company stock and hence, does not preclude equity classification.

Once the Company elects to force cashless exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of the Company. Step 2 is met.

Cashless Exercise in the Event of Registration Statements Required by Section 7.4 (upon the closing of Business Combination) Is Not Then Effective (3.3.1(c))

This provision provides the holders to cashless exercise during the period beginning on the 60th day after the closing of the Business Combination and ending upon the effectiveness of such registration statement, and during any other period thereafter when the Company fails to maintain an effective registration statement to cover the shares issuable upon the exercise of the warrants.

The cashless exercise option is only exercisable when the Company fails to maintain an effective registration statement during certain periods. This is an exercise contingency and is not based on an observable market or index that precludes equity classification.

Upon exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of the Company. Step 2 is met.

Other Events (4.10) This provision allows the Company to adjust the terms of the Warrants for events not specified in section 4 but would have an adverse effect on the Warrants.

ASC 815-40-15-7G states that provision that allow the issuer to unilaterally modify the terms of the instrument to benefit the counterparty would not preclude the instrument from equity classification.

Section 4.10 allows the Company to unilaterally adjust the terms of the Warrants to avoid an adverse impact on the Warrants. Hence, the Company believes by avoiding adverse impact on the Warrants will essentially benefit the warrant holders. Therefore, the Company concludes this provision will not preclude the Public Warrants from equity classification as stated in ASC 815-40-15-7G above.

Division of Corporation Finance
Office of Trade & Services	CONFIDENTIAL
December 1, 2021
Page 6

Conclusion:

Based on the considerations above, the Company concludes that the Warrant are considered indexed to its own share. The Company continue to evaluate the private placement warrants for appropriate classification under ASC 815-40-25-10 as follows:

Share-settlement Criteria	Provision	Application to the Warrants
a. Settlement permitted in unregistered shares

Issuance of Shares of Class A Ordinary Share (3.3.2)

This provision provides an option for the Company to disallow any exercise of warrants if there is no effective registration statement in place and it clearly stated that the is no net cash settlement in any event.

Yes. While the warrants require delivery of registered shares, the Company identified the following exception that allows it to legally able to deliver shares.

Exception #1 – Section 815-40-25-14 assumed net cash settlement if the Company is required to deliver registered shares AND if (i) the instrument does not specify if net cash settlement would be permitted, and (ii) the instrument does not specify how the contract would be settled if the Company is unable deliver registered shares. Condition (i) and (ii) are not met because they are addressed within Section 3.3.2. In that section, it explicitly states that the Company no exercise is allowed if the underlying shares are not registered. Section 3.3.2 also explicitly states “In no event will the Company be required to net cash settle the Warrant exercise.”

Division of Corporation Finance
Office of Trade & Services	CONFIDENTIAL
December 1, 2021
Page 7

b. Entity has sufficient authorized and unissued shares	Valid Issuance (3.3.3) The provision stipulates that all Class A ordinary shares issuable upon exercise shall be validly issues, fully paid and non-assessable.	Yes. 500 million shares authorized; 485 million shares unissued at issuance date.
c. Contract contains an explicit share limit		Yes.- Warrants are exercisable for a fixed numbers of Class A ordinary share.
d. No required cash payment if entity fails to timely file	Registration of Shares of Class A Ordinary Share (7.4) This provision provides for “ best efforts” to file a post-effective amendment to the Registration Statement or a new registration statement.	Yes.
e. No cash-settled top-off or make-whole provisions		Yes. There are no provisions in the contract that provides for top-off, make-whole, or similar cash settlement.
g. No collateral required		Yes. There is no requirement in the contract to post collateral at any point or for any reason.

Analysis and Conclusion:

Based on the above analysis, the Warrants should be classified within shareholders’ equity because there are no circumstances under which the Company can be forced to net cash settle the contract.

In addition, the Company respectfully advises the Staff that the amended warrant agreement has been filed as Exhibit 4.4 to the Registration Statement, and the applicable sections are made reference to in the analysis above.

Division of Corporation Finance
Office of Trade & Services	CONFIDENTIAL
December 1, 2021
Page 8

General

3.	We note the changes to your prospectus indicating that you will not undertake your initial business combination with any entity with its principal business operations in China (including Hong Kong and Macao). Please revise the prospectus disclosure to indicate specifically you will not complete your initial business combination with a target that is headquartered China (including Hong Kong and Macau) or conducts a majority of its business in China (including Hong Kong and Macau). Corresponding changes should be made throughout the prospectus wherever you discuss business opportunities, the political or economic landscape of specific geographic regions, and other appropriate sections.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page, pages 2, 11, 91, 100 and F-7 of the Registration Statement.

*        *        *

If you have any questions regarding the Registration Statement, please contact me at cnagler@kirkland.com, +1 212 446 4660 (work) or +1 203 767 3038 (cell), Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell), or Jacqueline Wenchen Tang at jacqueline.tang@kirkland.com, +852 3761 9191 (work) or +852 6111 1576 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler
Christian O. Nagler

Enclosure

c.c.	Richard Lee Folsom, Chairman
Keiichi Suzuki, Chief Executive Officer
Christian O. Nagler, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Jacqueline Wenchen Tang, Esq., Partner, Kirkland & Ellis International LLP
Gregg A. Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Michael J. Mies, Esq., Skadden, Arps, Slate, Meagher & Flom LLP